News Release
B2Gold Announces Positive Exploration Drill Results from Near Fekola and Anaconda Area Exploration Drilling

Vancouver, BC, September 17, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") announces additional positive exploration drilling results from the Cardinal and FMZ zones near Fekola, and the Mamba zone in the Anaconda area:

Highlights

- New high-grade drill results from the Cardinal and FMZ zones extend the mineralization to over 3.5 kilometres along strike, continuing to indicate potential for additional gold deposits near the Fekola mine, with additional potential at depth and along strike
- Resource infill drilling completed at the Cardinal zone, with an initial Inferred Mineral Resource estimate expected in the first quarter of 2021
- Additional high-grade drill intercepts at the Mamba zone extend the mineralized zone by over one kilometre, to a total known strike length of approximately 2.2 kilometres (20 kilometres north of Fekola)
- Resource infill drilling at the Mamba zone in the Anaconda area approximately 90% complete, with an updated mineral resource estimate for the Anaconda area expected by the end of the fourth quarter of 2020
- The Fekola deposit remains open to the north

Recent Exploration Drilling

In 2020, B2Gold continued exploration drilling near Fekola and the Anaconda area with an $18 million program in Mali that focussed on exploration at the Cardinal and FMZ zones near the Fekola deposit which demonstrate potential for additional gold deposits within 3 kilometres of the Fekola mill, expanding the mineral resources within the Anaconda area, including the Mamba zone, and further testing the sulphide zones.

Fekola Regional Exploration

B2Gold completed approximately 33,000 metres of combined reverse circulation and diamond drilling on the Cardinal and FMZ zones in 2020. The new high-grade drill results now extend the gold mineralization at the Cardinal and FMZ zones to over 3.5 kilometres along strike and intersected up to 350 metres vertically

below surface, with the northern portion of the Cardinal zone passing within 500 metres of the current Fekola resource pit. The high gold grade intersections at the Cardinal zone locally define a moderately northeast plunging shoot, which demonstrates good exploration potential down plunge. Mineralization at the Cardinal and FMZ zones remains open at depth and along strike.

The Cardinal and FMZ zones comprise multiple, sub-parallel, west-dipping shear zones with an average width of approximately 10 metres for the main Cardinal zone. Within the shears, gold is spatially associated with quartz-carbonate veins and is strongly associated with the coarse grained pyrite. Rare visible gold has been noted within the quartz-carbonate veins.

In addition, most of the Cardinal and FMZ zones have now been drilled to approximately 50 x 50 metre centres, sufficient to commence the preparation of initial Inferred Mineral Resource estimate, which the Company expects to release in the first quarter of 2021.

Select results from the recent Cardinal and FMZ drilling include:

Target	Hole ID	From (m)	To (m)	Meters	Gold g/t
FMZ	FKD_461	236.50	245.50	9.00	3.75
FMZ	FKD_462	135.20	146.00	10.80	13.34
FMZ	FKD_462	162.00	176.90	14.90	3.18
FMZ	FER_135	72	78	6	7.32
FMZ	FER_135	131	142	11	2.18
Cardinal	FKD_511	212.40	239.87	27.47	3.34
Cardinal	FKD_469	174.20	180.45	6.25	7.92
Cardinal	FKD_476	129.70	135.10	5.40	7.45
Cardinal	FKD_477	260.80	286.10	25.30	2.36
Cardinal	FKD_479	144.90	165.00	20.10	15.47
Cardinal	FKD_481	272.00	294.00	22.00	2.73
Cardinal	FKD_486	81.00	92.15	11.15	3.35
Cardinal	FKD_499	147.00	160.85	13.85	1.55
Cardinal	FKD_504	23.57	32.25	8.68	3.69
Cardinal	FKD_508	229.50	236.30	6.80	7.08
Cardinal	FKD_512	153.50	159.90	6.40	4.29
Cardinal	FKD_512	187.45	198.60	11.15	6.18
Cardinal	FKD_514	180.20	197.90	17.70	1.29
Cardinal	FER_098	58	72	14	3.80
Cardinal	FER_111	114	119	5	6.43
Cardinal	FER_115	93	108	15	8.85
Cardinal	FER_141	72	85	13	1.99
Cardinal	FER_143	62	91	29	1.41
Cardinal	FER_145	97	106	9	3.73
Cardinal	FER_147	138	146	8	3.19
Cardinal	FER_148	29	39	10	4.49
Cardinal	FER_149	132	138	6	3.57
Cardinal	FER_166	45	51	6	5.47
Cardinal	FER_181	111	124	13	2.57

Composites are reported above 0.6 g/t gold cutoff.

Cardinal: Schematic Long Section (NW Facing)



SW
CARDINAL: SCHEMATIC LONG SECTION (NW FACING)
NE
FER_111 6.43g/t / 5m
FER_115 8.85g/t / 15m
FER_098 3.8g/t / 14m
FKD 486 3.35g/t / 11.2m
FKD_479 15.47g/t / 20.1m
FER_148 4.49g/t / 10m
FKD 504 3.69g/t / 8.7m
FER_141 1.99g/t / 13m
FKD_512 4.29g/t / 6.4m
FER_181 2.57g/t / 13m
FER_166 5.47g/t / 6m
FER_143 1.41g/t / 29m
FER 149 3.57g/t / 6m
FKD_512 6.18g/t / 11.2m
FER_145 3.73g/t / 9m
FKD_469 7.92g/t / 6.3m
FKD 508 7.08g/t / 6.8m
FKD_477 2.36g/t / 25.3m
FER 147 3.19g/t / 8m
FKD_476 7.45g/t / 5.4m
FKD_511 3.34g/t / 27.5m
FKD_481 2.73g/t / 22m
FKD_499 1.55g/t / 13.9m
FKD_514 1.29g/t / 17.7m
OPEN
OPEN
OPEN
OPEN
+100 mRL
-100 mRL
-100 mRL
-300 mRL
0
500m
Pending Assays
Earlier Drilling
Highlighted 2019/2020 Result
Hole-ID (Au g/t) / Length (m)
> 2 gram-meters
> 6 gram-meters
> 12 gram-meters

Click here to view the *Cardinal: Schematic Long Section (NW Facing)*

Anaconda Area Exploration

B2Gold completed approximately 18,000 metres of combined reverse circulation and diamond drilling on the Anaconda area, focused mainly on the Mamba zone, in 2020. The Company has previously announced an Inferred Mineral Resource estimate for the Anaconda area of 767,000 ounces of gold at 1.1 grams per tonne ("**g/t**") in near surface saprolite mineralization over 4.5 kilometres and up to 500 metres wide.

The exploration drilling on the Mamba zone focused on increasing the size of the known saprolite resource and further testing the underlying sulphide mineralization. The high-grade intercepts at the Mamba zone demonstrate well mineralized intersections of sulphide-hosted gold over a total strike length of approximately 2.2 kilometres, approximately 1.2 kilometres longer than previously reported. The good grade and width combinations continue to provide strong support for this interpretation, including intersections in MSD_200 (3.40 g/t gold over 15.80 metres) and MSD_201 (3.86 g/t gold over 13.80 metres), and provide a strong indication of the potential for a second Fekola-style south plunging body of sulphide mineralization, which remains open down plunge. One of the key geological aspects of the Mamba zone is the continuity in the high grade mineralization in the transition from saprolite- to sulphide-hosted zones of mineralization.

The Company also completed additional infill drilling in order to provide sufficient definition for an updated mineral resource estimate on the Anaconda area, which the Company expects to be completed by the end of the fourth quarter of 2020. Geological modeling and the preliminary stages of resource estimation are currently in progress.

Select results from Mamba saprolite drilling include:

Target	Hole ID	From (m)	To (m)	Meters	Gold g/t	Domain
Mamba	BND_010	0.0	15.2	15.2	2.71	saprolite
Mamba	BND_010	43.1	66.0	22.9	1.22	saprolite
Mamba	BND_014	35.0	49.5	14.5	2.55	saprolite

Mamba	BNR_139	40.0	55.0	15.0	1.68	saprolite
Mamba	BNR_149	2.0	14.0	12.0	2.62	saprolite
Mamba	BNR_159	35.0	49.0	14.0	3.12	saprolite
Mamba	BNR_165	22.0	37.0	15.0	2.38	saprolite
Mamba	BNR_191	0.0	29.0	29.0	1.84	saprolite
Mamba	BNR_194	24.0	55.0	31.0	3.89	saprolite
Mamba	BNR_206	88.0	114.0	26.0	1.80	saprolite
Mamba	BNR_216	0.0	48.0	48.0	1.69	saprolite
Mamba	BNR_217	22.0	56.0	34.0	1.56	saprolite
Mamba	BNR_217	73.0	115.0	42.0	2.18	saprolite
Mamba	BNR_220	43.0	86.0	43.0	1.23	saprolite
Mamba	MSD_204	72.5	97.0	24.5	1.15	saprolite

Saprolite composites are reported above a 0.2 g/t gold cutoff.

Select results from the Mamba zone sulphide drilling include :

Target	Hole ID	From (m)	To (m)	Meters	Gold g/t	Domain
Mamba	BND_006	100.5	116.1	15.6	2.49	sulphide
Mamba	BND_006	237	246	9	1.49	sulphide
Mamba	BND_007	172	185.5	13.5	1.66	sulphide
Mamba	BND_008	116	124.7	8.7	11.84	sulphide
Mamba	BND_008	146	158	12	2.77	sulphide
Mamba	BND_015	202.15	207.3	5.15	4.13	sulphide
Mamba	BNR_106	31	42	11	2.03	sulphide
Mamba	BNR_109	72	98	26	1.57	sulphide
Mamba	BNR_122	90	113	23	1.14	sulphide
Mamba	BNR_144	110	124	14	1.58	sulphide
Mamba	BNR_151	138	160	22	1.45	sulphide
Mamba	BNR_191	116	150	34	4.11	sulphide
Mamba	BNR_194	179	205	26	2.22	sulphide
Mamba	BNR_206	114	135	21	2.83	sulphide
Mamba	BNR_227	52	77	25	2.43	sulphide
Mamba	MSD_193	283.1	303.5	20.4	1.02	sulphide
Mamba	MSD_194	131.3	149	17.7	1.55	sulphide
Mamba	MSD_194	239.1	254.8	15.7	6.96	sulphide
Mamba	MSD_196	314.9	325.12	10.22	2.01	sulphide
Mamba	MSD_197	267.7	281.1	13.4	2.38	sulphide
Mamba	MSD_198	154.1	170.6	16.5	1.57	sulphide
Mamba	MSD_198	244.6	257.8	13.2	1.56	sulphide
Mamba	MSD_200	309.7	325.5	15.8	3.43	sulphide
Mamba	MSD_201	82.2	96	13.8	3.86	sulphide
Mamba	MSD_203	145.8	158.25	12.45	4.77	sulphide
Mamba	MSD_205	239.1	255	15.9	5.09	sulphide

Composites are reported above 0.6 g/t gold cutoff.

Mamba: Schematic Long Section (West Facing)


MAMBA: SCHEMATIC LONG SECTION (WEST FACING)
SAPROLITE
SULPHIDE BOUNDARY
MENANKOTO SUD TENEMENT
BANTAKO NORTH TENEMENT
1 km

Click here to view the *Mamba: Schematic Long Section (West Facing)*

Ongoing Exploration

During the remainder of 2020, the Company plans to drill approximately 5,300 metres at the Anaconda area, where the focus will remain on expanding the saprolite and sulphide mineralization in the Anaconda area, including at the Mamba and Adder zones.

For the Fekola region, drilling at the Cardinal and FMZ zones is ongoing, with an initial Inferred Mineral Resource estimate scheduled for completion in the first quarter of 2021. In addition, ongoing drilling will continue to expand the limits of known mineralization and will include step outs to the northeast, to target the projected intersection of the Cardinal and Fekola deposits at depth.

B2Gold intends on releasing additional Fekola area exploration drill results later in 2020.

QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine laboratory. At each laboratory, samples are prepared and analyzed using 50-gram fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous

exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has reviewed and approved the information contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020; the completion of an initial inferred mineral resource estimate for the Cardinal zone in the first quarter of 2021; the completion of an updated mineral resource estimate for the Anaconda area by the end of the fourth quarter of 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan",

"anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the

availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.